AB 2/28

KH 2/25

OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-67230

SEC MAIL PROCESSING
RECEIVED
FEB 25 2011
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEMAZA SECURITIES, LLC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2679 Route 70 — 100 MAIDEN LANE #714 NY, NY 10038
(No and Street)

MANASQUAN (City) NEW JERSEY (state) 08736 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Remus , CPA (609) 540-1751
(Area Code - Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673Quakerbridge Rd PO Box 2555 (Address) Hamilton Square (City) NJ (state) 086390 (Zip Code)

CHECK ONE:

[X] **Certified Public Accountant**
[ ] **Public Accountant**
[ ] **Accountant not resident in United States or any of its possessions.**

11015742

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See section 240-17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 2/28

OATH OR AFFIRMATION

I Elon Semaza swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of Semaza Securities, LLC as

of December 31 20 10, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT
Title

Notary Public

EDWARD K. XU
Notary Public, State of New York
No. 01XU5038275
Qualified in Kings County
Commission Expires Jan. 23, 2015

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report

To the Members of
Semaza Securities, LLC

I have audited the accompanying statement of financial condition of Semaza Securities, LLC as of December 31, 2010, and the related statement of operations and members equity, changes in liabilities subordinated to claims of creditors, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Semaza Securities, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 14, 2011

Semaza Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2010

SEMAZA SECURITIES, LLC

FINANCIAL HIGHLIGHTS
December 31, 2010

		2010
NET LOSS	$	(8,768)
NET WORTH		46,518
CASH AND CASH EQUIVALENTS		37,936
CURRENT RATIO	22.6 : 1.0	

SEMAZA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	37,936
Commissions receivable		7,304
Prepaid expense		1,547
Total Current Assets		46,787
Office Equipment		
Computer equipment		1,793
		1,793
Accumulated depreciation		(1,793)
		0
Other Assets		
Security Deposit		1,800
Total Assets	$	48,587

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable & accrued expenses	$	2,069
Total Current Liabilities		2,069
Total Liabilities		2,069
Member Equity		
Member capital		44,389
Member equity		2,129
		46,518
Total Liabilities and Member Equity	$	48,587

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER EQUITY
Year Ended December 31, 2010

REVENUES		
Commission income, net of clearing expenses	$	65,336
Other income		8,951
		74,287
OPERATING EXPENSES		
Commissions		35,969
Rent and utilities		19,823
Market data & research		8,071
Fees and licenses		1,286
Legal fees		1,015
Accounting fees		8,500
Auto lease & expense		104
Office expense		4,110
Postage		15
Telephone		1,566
Bank charges		414
Travel		974
Insurance		1,208
		83,055
Loss From Operations		(8,768)
Net Loss		(8,768)
Member Equity - December 31, 2009		10,897
Member Equity - December 31, 2010	$	2,129

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2009	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2010	$ -

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2010

	Member Capital								
	Number of Shares		Amount		Additional Paid-In Capital		Member Equity		Total
Balance at December 31, 2008	-	$	35,100	$	-	$	10,897	$	45,997
Current year activity, Capital contribution	-		10,000		-		-		10,000
Net Loss	-		-		-		(8,768)		(8,768)
Withdrawls	-		(711 00)		-		-		(711)
Balance at December 31, 2009	-	$	44,389	$	-	$	2,129	$	46,518

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(8,768)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		
(Increase) Decrease in:		
Receivables		5,992
Prepaid expense		(1,547)
Security deposits		(458)
Increase (Decrease) in:		
Accounts payable and accrued expenses		1,569
Net cash used by operating activities		(3,212)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Capital contributed		10,000
Member withdrawls		(711)
Net cash provided by financing activities		9,289
Net decrease in cash		6,077
Cash and cash equivalents at Beginning of Year		31,859
Cash and cash equivalents at End of Year	$	37,936
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2010

NOTE 1. NATURE OF BUSINESS

Semaza Securities, LLC, was organized in September 2005 under the laws of the State of New Jersey. The Company is an introducing retail broker acting in an agent capacity for retail investors, and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting. Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. At December 31, 2010 no allowance has been established because management believes they are all collectible. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from commission income when earned, that is when the trade has been completed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Organization has evaluated subsequent events through February 14, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3. LEASES

The Company conducts its operations from facilities that are leased under a one year Business Lease Agreement dated April 30, 2010 which expires on May 31, 2011. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2010. Year ending December 31, 2011; $9,000.

Rental expense for the year ended December 31, 2010 was $18,583..

NOTE 4. Net Capital Requirements - Revised:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $43,561., which was $38,561. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .0724 to 1.

Note 5. Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 6. Related Party Transactions

The Company paid commissions to an officer totaling $35,969.

Note 7. Concentrations

The Company's revenues are derived entirely from trading in securities.

Note 8. Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2010

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditors Report on
Internal Accounting Control

To the Members of
Semaza Securities, LLC

I have audited the financial statements of Semaza Serurities, LLC as of December 31, 2010 and have issued my report thereon dated February 14, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 14, 2011

SEMAZA SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, Semaza Securities, LLC clears on a fully disclosed basis, and possession and control is handled through Legent Clearing LLC.

SEMAZA SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

NET CAPITAL

Member Capital	$	44,389
Member Equity		2,129
Total Credits		46,518

Debits

Receivables to non-customers		0
Equipment less accumulated depreciation		0
Prepaid expense and deposit		1,547
Security deposit		1,800
Total Debits		3,347
NET CAPITAL	$	43,171

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	138
Minimum capital requirement		5,000
Net capital in excess of requirements	$	38,171

Ratio of Aggregate Indebtedness to Net Capital	.0479 to 1

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital per Focus Report	$	44,286
Net Capital, per above		43,171
Difference	$	1,115

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	2,069
Corporate income tax payable		-
Total Aggregate Indebtedness	$	2,069

The accompanying notes are an integral part of the financial statements.

SEMAZA SECURITIES, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Semaza Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

SEMAZA SECURITIES, LLC

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Semaza Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Semaza Securities, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Semaza Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 14, 2011

SEMAZA SECURITIES, LLC
SIPC Transitional Assessment Reconcilaition
December 31, 2010

General Assessment Calculation

Total Revenue	$	96,738
Revenue exempt from assessment (postage)		(8,951)
Sub-total		87,787
Rate		0.0025
General Assessment Due		219.47
Less Payments: SIPC 6		150.00
Plus: Interest		
Remaining Assessment Due		69.47
Paid with SIPC 7		(101.51)
Balance Due (overpayment)	$	(32.04)

There is no material difference between the SIPC-7T and this reconciliation.